[redacted]

04002531

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8- 10075 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C.A. Botzum & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

SEC MAIL RECEIVED PROCESSING
FEB 2 7 2004
WASH, D.C. 188 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 South Flower Street Suite 1406
(No. and Street)

Los Angeles (City) California (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Botzum (213) 628-0661
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Charles A. Botzum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.A. Botzum & Co., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 26th day of February 2004

Notary Public

Signature

President
Title

M. A. PARVINIAN
Commission # 1323961
Notary Public - California
Los Angeles County
My Comm. Expires Oct 5, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# C.A. Botzum & Co.

## Report Pursuant to Rule 17a-5 (d)

## Financial Statements

## For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
C.A. Botzum & Co.

I have audited the accompanying statement of financial condition of C.A. Botzum & Co. (a California Corporation) as of December 31, 2003 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of C.A. Botzum & Co. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 29, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

**C.A. Botzum & Co.**
**Statement of Financial Condition**
**December 31, 2003**

## Assets

| | |
|---|---|
| Cash | $ 34,993 |
| Cash and securities segregated under federal and other regulations | 27,000 |
| Receivable from customers | 431 |
| Receivable from brokers and dealers | 19,272 |
| Marketable securities, at market | 2,625 |
| Receivable from officer | 6,833 |
| Advances to stockholders, collateralized | 79,930 |
| Secured demand notes, collateralized by marketable securities | 125,000 |
| Prepaid expenses | 5,521 |
| **Total assets** | $ 301,605 |

## Liabilities and Stockholders' Equity

**Liabilities**

| | |
|---|---|
| Accounts payable | $ 2 |
| Accrued expenses | 3,138 |
| Payable to brokers and dealers | 2,745 |
| Payable to customers | 31,297 |
| Liabilities subordinated to claims of general creditors | 125,000 |
| **Total liabilities** | 162,182 |

**Stockholders' equity**

| | |
|---|---|
| Common stock, $1 par value, 500,000 shares authorized, 325,000 shares issued and outstanding | 325,000 |
| Less excess of par value over consideration | (172,774) |
| Additional paid-in capital | 202,312 |
| Accumulated deficit | (215,115) |
| **Total stockholders' equity** | 139,423 |
| **Total liabilities and stockholders' equity** | $ 301,605 |

*The accompanying notes are an integral part of these financial statements.*

**C.A. Botzum & Co.**
**Statement of Operations**
**For the Year Ended December 31, 2003**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 146,605 |
| Realized gains (losses) | (282) |
| Unrealized gains (losses) on securities | (675) |
| Other income | 2,078 |
| **Total revenues** | 147,726 |
| **Expenses** | |
| Employee compensation and benefits | 7,200 |
| Commissions and floor brokerage | 24,000 |
| Occupancy and equipment rental | 64,776 |
| Interest | 1,250 |
| Taxes, other than income taxes | 360 |
| Other operating expenses | 57,143 |
| **Total expenses** | 154,729 |
| **Income (loss) before provision for income taxes** | (7,003) |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ (7,803) |

*The accompanying notes are an integral part of these financial statements.*

**C.A. Botzum & Co.**
**Statement of Changes in Stockholders' Capital**
**For the Year Ended December 31, 2003**

| | Common Stock | Par Value In Excess of Consideration | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Beginning balance at January 1, 2003 | $ 325,000 | $ (172,774) | $ 202,312 | $ (207,312) | $ 147,226 |
| Net income (loss) | - | - | - | (7,803) | (7,803) |
| Balance at December 31, 2003 | $ 325,000 | $ (172,774) | $ 202,312 | $ (215,115) | $ 139,423 |

*The accompanying notes are an integral part of these financial statements.*

## C.A. Botzum & Co.
## Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
## For the Year Ended December 31, 2003

| | Subordinated debt |
|---|---|
| Balance at January 1, 2003 | $ 125,000 |
| Additions (Reductions) | - |
| Balance at December 31, 2003 | $ 125,000 |

*The accompanying notes are an integral part of these financial statements.*

**C.A. Botzum & Co.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2003**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ (7,803) |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | |
| Valuation of marketable securities to market | $ 675 | |
| (Increase) decrease in: | | |
| Receivable from brokers and dealers | (16,772) | |
| Cash and securities segregated | (20,000) | |
| Receivable from customers | 139,071 | |
| Receivable from related party/officer | 2,811 | |
| (Decrease) increase in: | | |
| Accounts payable | (30) | |
| Accrued expenses | (1,684) | |
| Payable to brokers and dealers | (124,157) | |
| Payable to customers | (21,918) | |
| Total adjustments | | (42,004) |
| Net cash used in operating activities | | (49,807) |
| **Cash flows from investing activities:** | | - |
| **Cash flows from financing activities:** | | |
| Increase in notes receivable-related party | 2,679 | |
| Net cash provided by financing activities | | 2,679 |
| Net decrease in cash | | (47,128) |
| Cash at beginning of year | | 82,121 |
| Cash at end of year | | $ 34,993 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ 1,250 | |
| Income taxes | $ 800 | |

*The accompanying notes are an integral part of these financial statements.*

**C.A. Botzum Co.**
**Notes to Financial Statements**
**December 31, 2003**

## Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

*General*

C.A. Botzum & Co. (the "Company") was incorporated in the state of California on April 20, 1961 and operates as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934. The Company is engaged in the buying and selling of securities for public customer accounts and also performs limited proprietary trading. The Company is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

The Company holds securities for about 80 clients. The majority of the clients are in California, especially Southern California. No one client represents an undue concentration of risk to the Company.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis. Haircuts are deductions from net capital of certain specified percentages of the market value of securities that are long and short in the capital and proprietary accounts of the broker-dealer.

The Company has fully depreciated furniture and equipment of $21,879. Furniture and equipment, have been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

## Note 2: CASH AND SECURITIES SEGREGATED UNDER THE FEDERAL AND OTHER REGULATIONS

Cash of $27,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

## Note 3: RECEIVABLE FROM BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers-dealers and clearing organizations at December 31, 2003 consist of the following:

| | Receivable | Payable |
|---|---|---|
| Securities failed-to-deliver/receive | $ 16,299 | $ 2,745 |
| Deposits | 2,500 | – |
| Clearing commissions | 473 | – |
| | $ 19,272 | $ 2,745 |

## Note 4: ADVANCES TO STOCKHOLDERS COLLATERALIZED

Advances to the stockholders collateralized for $79,930 are demand, non-interest bearing obligations secured by collateral, valued net of haircuts, at $79,930 on December 31, 2003. The collateral securing the advances is as follows:

| Description | Fair Market Value | Value Net of Haircuts |
|---|---|---|
| Corporate stocks | $ 2,977 | $ 2,531 |
| Municipal obligations | 82,695 | 77,399 |
| Total | $ 85,672 | $ 79,930 |

## Note 5: LEASE COMMITMENTS

The Company rents office space and office equipment on a month to month basis.

Office rent, equipment rent and vehicle expense under operating leases, which was charged to occupancy and equipment rental, totaled $64,776 for the year ended December 31, 2003.

## Note 6: RELATED PARTY TRANSACTIONS

The Company rents office space from one of the Company's officers. During the year ended December 31, 2003 , the Company paid $12,000 in rent expense to this officer, included in occupancy & equipment rental.

## Note 7: LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2003 are listed below.

| | |
|---|---|
| Liabilities subordinated to secured demand note collateral agreement: | |
| Interest at 1% due May 1, 2004 | $ 120,000 |
| Liabilities subordinated to secured demand note collateral agreement: | |
| Interest at 1.2% due September 2, 2004 | 5,000 |
| Total | $ 125,000 |

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note of $120,000 is collateralized by marketable securities and municipal bonds valued, net of haircuts, at $130,498 on December 31, 2003. The collateral securing the demand note is as follows:

| Description | Fair Market Value | Value Net of Haircuts |
|---|---|---|
| Municipal obligations | $ 139,820 | $ 130,498 |

The secured demand note of $5,000 is collateralized by municipal bonds and cash valued, net of haircuts, at $7,009 on December 31, 2003. The collateral securing the demand note is as follows:

| Description | Fair Market Value | Value Net of Haircuts |
|---|---|---|
| Municipal obligations | $ 7,762 | 7,009 |
| Total | $ 7,762 | $ 7,009 |

**Note 8: <u>INCOME TAXES</u>**

The income tax provision for the year ended December 31, 2003 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2003, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $10,037, that expires as follows:

| Amount of unused operating loss carry-forwards | Expiration during year ended December 31, |
|---|---|
| $ 3,197 | 2009 |
| 20,933 | 2010 |
| 4,511 | 2018 |
| 9,761 | 2019 |
| 20,711 | 2020 |
| 7,803 | 2023 |
| $ 66,916 | |

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

**Note 9: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>**

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for

## Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability ( or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

## Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company's net capital of $251,675 exceeded the minimum net capital requirement by $1,675; and the Company's ratio of aggregate indebtedness ($18,999) to net capital was 0.08:1, which is less than the 15 to 1 maximum ratio allowed.

**C.A. Botzum & Co.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2003**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Stockholders' equity** | | |
| Common stock | $ 325,000 | |
| Less excess of par value over consideration | (172,774) | |
| Additional paid-in capital | 202,312 | |
| Accumulated deficit | (215,115) | |
| **Total stockholders' equity** | | $ 139,423 |
| Add: | | |
| Secured demand notes | 125,000 | |
| Total additions | | 125,000 |
| Total capital and allowable subordinated loans | | 264,423 |
| Less: | | |
| Non allowable assets | | |
| Prepaid expenses | (5,521) | |
| Receivable from officer | (6,833) | |
| Total non allowable assets | (12,354) | |
| Haircuts on securities | (394) | |
| Net adjustments to capital and subordinated loans | | (12,748) |
| **Net Capital** | | 251,675 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 1,267 | |
| Minimum dollar net capital required | 250,000 | |
| Net capital required (greater of above) | | 250,000 |
| **Excess net capital** | | $ 1,675 |
| Percentage of aggregate indebtedness to net capital | 0.08:1 | |

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003 due to rounding.

*See independent auditor's report.*

**C.A. Botzum & Co.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2003**

| | | |
|---|---|---|
| **Credit Balances** | | |
| Free credit balances and other credit balances in customers' security accounts | $ 31,297 | |
| Customers' securities failed to receive | 2,745 | |
| Total credits | | $ 34,042 |
| **Debit Balances** | | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 | 426 | |
| Failed to deliver of customers' securities not older than 30 calendar days | 16,299 | |
| Total debits | | 16,725 |
| **Reserve Computation** | | |
| Excess of total credits over total debits | | $ 17,317 |
| Reserve required at 105% | | $ 18,183 |
| Amount held on deposit in reserve account at December 31, 2003 | | $ 27,000 |
| Amount withdrawal in January, 2004 | | (8,000) |
| Amount in reserve account at January, 2004 | | $ 19,000 |

There was $1 difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003, due to rounding.

*See independent auditor's report.*

**C.A. Botzum & Co.**
**Schedule III - Reconciliation of Net Capital and**
**Reserve Requirements Under Rule 15c3-3**
**As of December 31, 2003**

| | |
|---|---|
| Net Capital as calculated per audit report | $ 251,675 |
| Net Capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2003 | 251,676 |
| Net difference in computation of net capital | $ 1 |
| Reserve requirement as calculated per audit report | $ 18,183 |
| Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2003 | 18,182 |
| Net difference in computation of reserve requirements | $ 1 |

*See independent auditor's report.*

**C.A. Botzum & Co.**
**Schedule IV - Information Relating to Possession or Control Requirements Under Rule 15c3-3**
**As of December 31, 2003**

The Company is a self-clearing firm and is subject to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

*See independent auditor's report.*

**C.A. Botzum & Co.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2003**

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
C.A. Botzum & Co.

In planning and performing my audit of the financial statements and supplemental schedules of C.A. Botzum & Co. for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by C.A. Botzum & Co. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 29, 2004